March 30, 2006
VIA OVERNIGHT COURIER
Ms. Susan Min
Attorney-Advisor, Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561
Mayer, Brown, Rowe & Maw LLP
350 South Grand Avenue
25th Floor
Los Angeles, California 90071-1503
Main Tel (213) 229-9500
Main Fax (213) 625-0248
www.mayerbrownrowe.com
Warren R. Loui
Direct Tel (213) 229-5110
Direct Fax (213) 576-8142
wloui@mayerbrownrowe.com

Re:	Nissan Auto Receivables Corporation II
Automobile Loan Shelf Registration Statement
Dear Ms. Min:
     Nissan Auto Receivables Corporation II (the “Company”) has requested us to respond to the Commission staff’s comment letter, dated March 28, 2006 (the “Comment Letter”), relating to the Company’s submission of its registration statement on Form S-3 (the “Registration Statement”), including the base prospectus (the “Base Prospectus”) and the prospectus supplement (the “Prospectus Supplement” and, together with the Base Prospectus, the “Prospectus”) filed on March 1, 2006.
     The Company is submitting herewith (i) one copy of an amended draft, together with four copies marked to show changes from the draft submitted to the Commission on March 1, 2006, and (ii) one copy of the form of transaction documents and legal opinions, together with four copies of marked pages to show changes from the Nissan Auto Receivables 2005-C Owner Trust transaction, including changes made pursuant to requirements of Regulation AB. The Company has responded to all of the staff’s comments by revising the Registration Statement to comply with each staff comment, providing an explanation if the Company has not responded fully to a staff comment, or providing supplemental information as requested. Except as otherwise noted in this letter, the information provided in response to the Comment Letter has been supplied by the Company, which is solely responsible for it. For your convenience, we have included the relevant text of the Comment Letter in bold below and keyed the Company’s responses accordingly. References to page numbers are to those in the marked copies of the Base Prospectus or Prospectus Supplement, as applicable.
     In addition to the revisions made in response to the Comment Letter, the Company has revised the draft Registration Statement in certain other respects to update and clarify certain sections thereof. Such other revisions are also marked in the enclosed copies.
     We are submitting this letter on behalf of the Company, and the terms “we,” “us”, and “our” in the following responses refer to the Company.
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Mayer, Brown, Rowe & Maw LLP operates in combination with our associated English limited liability partnership in the offices listed above.

Ms. Susan Min
March 30, 2006

Registration Statement on Form S-3
General
1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response:

We confirm that the depositor and each of the issuing entities previously established by the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class, namely, automobile receivables. The CIK codes for those affiliates of the depositor that have offered a class of asset-backed securities involving the same asset class as this offering and that have been subject to Exchange Act reporting requirements since March 2005 are as follows:

Nissan Auto Receivables Corporation II	0001129068
Nissan Auto Receivables 2004-B Owner Trust	0001294856
Nissan Auto Receivables 2004-C Owner Trust	0001302869
Nissan Auto Receivables 2005-A Owner Trust	0001313648
Nissan Auto Receivables 2005-B Owner Trust	0001328230
Nissan Auto Receivables 2005-C Owner Trust	0001338415
Nissan Auto Receivables 2006-A Owner Trust	0001350903
2.	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

Response:

We confirm that all material terms of the finalized agreements will be disclosed in the final Rule 424(b) prospectus and that copies of such agreements will be filed promptly after the filing of the final 424(b) prospectus.

3.	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Ms. Susan Min
March 30, 2006

Response:

We confirm that NMAC will file unqualified legal and tax opinions at the time of each takedown .

4.	When available, please provide us with a copy of your updated sale and servicing agreement, marked to show changes from the prior sale and servicing agreement, including any changes made to comply with Regulation AB. Additionally, ensure that the related disclosure in your filing is revised to reflect the terms of your updated agreement. For example, we note that your disclosure on page 60 of the base prospectus refers to only two of the three reports required by Items 1122 and 1123 of Regulation AB. Additionally, your disclosure indicates that such reports may be obtained through a written request by noteholders and does not indicate that such reports will be filed as exhibits to your Form 10-K. Revise your disclosure to reflect the terms of your updated sale and servicing agreement and to accurately reflect the requirements set forth in Items 1122 and 1123 of Regulation AB.

Response:

We have included with this amendment the applicable Exhibits to the Registration Statement, including the forms of agreements (including the updated sale and servicing agreement) and opinions for your review. The forms of agreements are marked to show changes from the Nissan Auto Receivables 2005-C Owner Trust transaction, including changes made to comply with Regulation AB. The principal provisions relating to the reports required by Items 1122 and 1123 of Regulation AB appear on Appendix A to the Sale and Servicing Agreement. In addition, the related disclosure on page 61[1] of the base prospectus has been revised to refer to all of the reports required by Items 1122 and 1123 of Regulation AB and to provide that such reports will be filed as exhibits to the applicable Form 10-K.

5.	We note that on page 58 of the base prospectus you have listed several specific types of credit enhancement, but then indicate that “other agreements with respect to third party payments or other support” and “other arrangements that may be described in the accompanying prospectus supplement” may be used. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise to remove the language quoted above.

[1]	All page references herein are to the blackline copy of each offering document.

Ms. Susan Min
March 30, 2006

Response:

We have revised the base prospectus to delete the phrases “other agreements with respect to third party payments or other support” and “other arrangements that may be described in the accompanying prospectus supplement,” as those types of credit enhancement are no longer contemplated. We confirm that as of the date hereof the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Prospectus Supplement

Cover Page

6.	We note from page S-14 that you contemplate using a yield supplement overcollateralization amount and a yield supplement account. While we note your reference to a yield supplement account on the box in the upper left corner of the cover page, please revise to provide bracketed language under “Credit Enhancement” to reflect that you may use these forms of credit enhancement. See Item 1102(h) of Regulation AB.

Response:

We believe that the use of a yield supplement account or a yield supplement overcollateralization amount is intended to act as yield enhancement, to compensate for the reduced yield of receivables that have APRs less than the required rate on the receivables, generally due to incentives provided by NMAC, rather than credit enhancement. However, we acknowledge that the cash or additional receivables could be viewed as providing an additional source of cash to pay the securities. Accordingly, we have revised the cover page of the prospectus supplement to provide bracketed language under “Credit Enhancement” to reflect that we may use these forms of credit enhancement.

Summary, page S-7

7.	We note from your base prospectus that in addition to entering into derivative arrangements, such as interest rate swaps and caps, you may also enter into credit enhancement agreements with third parties, such as insurers. Please revise the summary section of your prospectus supplement to provide bracketed language indicating that you will identify any such third-party credit enhancers and will provide all of the information required by Item 1114(b) of Regulation AB, if applicable.

Ms. Susan Min
March 30, 2006

Response:

The base prospectus has been revised on pages 7, 37-39 and 60 to delete the possibility that we may enter into credit enhancement agreements with third parties, as that type of credit enhancement is no longer contemplated.

The Interest Rate Cap/Swap Agreement, page S-58

8.	While we note the bracketed language you have provided near the bottom of page S-59 regarding disclosure you will provide based on different significance percentages with respect to the swap agreement, your disclosure refers to Item 1114 of Regulation AB instead of Item 1115, which applies to derivative instruments. Please revise accordingly.

Response:

The requested change has been made on page S-63.

Base Prospectus

Credit and Cash Flow Enhancement, page 58

9.	We note from the first full paragraph on page 59 that one form of credit enhancement may cover more than one series of securities, resulting in a risk that credit enhancement may be exhausted by claims of securityholders of other series. Please provide us with a legal analysis as to why this arrangement is consistent with the definition of an asset-backed security.

Response:

The base prospectus has been revised on page 60 to delete the concept that one form of credit enhancement may cover more than one series of securities, as that type of credit enhancement is no longer contemplated.

Ms. Susan Min
March 30, 2006

Signatures

10.	Please ensure that your next amendment is executed by all required parties. In this regard, we note that none of your CEO, CFO or controller or principal accounting officer has signed the registration statement. Please see the Instructions for signatures on Form S-3.

Response:

The individuals who signed the registration statement serve in the capacities of principal executive officer, principal financial officer and principal accounting officer, notwithstanding that those designations may not be part of their respective titles. Mr. Lambert holds the title of President of the Company, and acts as the principal executive officer of the Company. Mr. Kazama holds the title of Treasurer of the Company, and acts as the principal financial officer and principal accounting officer of the Company. The signature page has been revised to indicate more clearly that these individuals sign in the capacities of principal executive officer, principal financial officer and principal accounting officer, respectively.

Ms. Susan Min
March 30, 2006

     If you have any further questions you would like to discuss, please do not hesitate to contact me at (213) 229-5110 or the Company’s in-house counsel, Betsy Kohan at (310) 719-8282. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,
/s/ Warren R. Loui

Warren R. Loui